ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Ventracor Rights Issue Timetable

<u>Sydney, 17 September 2003</u>: The Directors of Ventracor have to-day lodged with the Australian Securities and Exchange Commission a Prospectus for a 1 for 12 renouncable rights issue to raise approximately $33.3million.

The Rights Issue provides an opportunity for the existing Shareholders to participate in a share issue at the same price of $2.25 as offered under the recent placement of 15 million shares to institutional and sophisticated investor clients of ABN AMRO Morgans Limited.

A handling fee of 1.5% will be paid to participating organisations of ASX for applications made by clients and lodged by the participating organisation and which bear their stamp. The handling fee will be capped at $250 per application.

The Company has incorporated a top up facility whereby Shareholders may apply for additional shares, in excess of their entitlement, at the same price.

Additionally, the Company may seek to place any subsequent shortfall in the Rights Issue with institutional and sophisticated investor clients of ABN AMRO Morgans Limited, who is broker to the issue.

The funds raised will assist the Company in undertaking the regulatory and commercialisation processes in respect of the VentrAssist™ technology in a timely manner. The funds will provide the Company with the ability to accelerate these processes depending on the ongoing performance achieved in the current Pilot Trial and the subsequent Global Pivotal Trial with the objective of being able to capitalise on the Company's VentrAssist™ technology in global markets as soon as possible.

The funds will also be applied to the investigation and potential development of alternative uses of the Company's technology.

Formal documentation including the Prospectus and Entitlement and Acceptance Form will be dispatched by 1st October 2003 and the closing date for acceptance is 23rd October 2003 in accordance with the following timetable: -

Date of Prospectus	:	17 September 2003
Ordinary Shares trade "ex-rights" and Rights trading commences on ASX	:	22 September 2003
Record Date to determine Entitlements under the Rights Issue	:	26 September 2003
Prospectus and Entitlement and Acceptance Form dispatched	:	1 October 2003
Last day of Rights trading	:	16 October 2003
Closing Date for acceptance	:	23 October 2003
Allotment and issue of New Ordinary Shares	:	28 October 2003
Dispatch of shareholding statements for New Ordinary Shares	:	30 October 2003
Trading of New Ordinary Shares commences	:	31 October 2003
Prospectus Expiry Date	:	24 January 2004

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 SEP 26 AM 7:21

8 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Ventracor Top 20 Shareholders

Sydney, 8 September 2003: The Company advises that the top 20 shareholders following the recent placement to Australian and international institutions and sophisticated investor clients of ABN AMRO Morgans is now:

Rank	Name	Quantity	% of Total Holdings
1	CITICORP NOMINEES PTY LIMITED	3788535	2.13
2	NATIONAL NOMINEES LIMITED	3484416	1.96
3	WESTPAC CUSTODIAN NOMINEES	2070892	1.16
4	J P MORGAN NOMINEES AUSTRALIA	2014545	1.13
5	ASIA UNION INVESTMENTS PTY LTD	1830000	1.03
6	QUEENSLAND INVESTMENT CORP	1092092	.61
7	WALSCENE PTY LIMITED	1088750	.61
8	AMP LIFE LIMITED	821977	.46
9	OMAH NOMINEES PTY LTD	805170	.45
10	ANZ NOMINEES LIMITED	789174	.44
11	NEWECONOMY COM AU NOMINEES PTY LTD	750125	.42
12	MR CHI-CHANG CHANG	727588	.40
13	GOOD OIL PTY LTD	716449	.40
14	BOUSSAL PTY LTD	700000	.39
15	COMMONWEALTH CUSTODIAL SERVICES	696081	.39
16	COMSEC NOMINEES PTY LIMITED	665237	.37
17	COGENT NOMINEES PTY LIMITED	627095	.35
18	NEW ERA DEVELOPMENTS PTY LTD	626000	.35
19	MR GREGORY EDWARD BAILEY & MRS MARGARET ETHEL BAILEY	500000	.28
20	MR JOHN ANTHONY HELLIER & MRS DOROTHY MAY HELLIER	495000	.27
TOTAL		**24289126**	**13.67**

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Julie Meldrum
Ventracor Limited
Manager, Corporate Communications
02 9406 3086 or 0419 228 128